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SEC FILE NUMBER
8-67930

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GP Bullhound Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Sansome Street, Suite 3630
(No. and Street)

San Francisco	CA	94104
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alec Dafferner	(415) 986-0168	alec.dafferner@gpbullhound.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

2872 Ygnacio Valley Road, #460	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

03-04-2009	3381
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



State of Florida County of Hillsborough

OATH OR AFFIRMATION

I, Alec Dafferner, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GP Bullhound Inc., as of ~~12/31~~ February 29th, ~~2023~~ 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

YASHAKII HALL
Notary Public - State of Florida
Commission # HH 75731
Expires on December 29, 2024

Signature: Alec Michael Dafferner

Title: Partner

Yashakii Hall Florida
Notary Public Yashakii Hall Online Notary

California DRIVER LICENSE

Notarized remotely online using communication technology via Proof.

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GP BULLHOUND INC.

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2023

TABLE OF CONTENTS



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of GP Bullhound, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GP Bullhound, Inc. as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of GP Bullhound, Inc. as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of GP Bullhound, Inc.'s management. Our responsibility is to express an opinion on GP Bullhound, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to GP Bullhound, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as GP Bullhound, Inc.'s auditor since 2008.
Walnut Creek, California
February 29, 2024

GP BULLHOUND INC.
Statement of Financial Condition
December 31, 2023

_____

ASSETS

Cash in bank	$	3,808,796
Restricted certificates of deposit		287,926
Accounts receivable, net		8,477,771
Prepaid Expenses and Other Assets		2,161,642
Right-of-use assets		8,552,448
Deferred Income Tax		927,579
Furniture, equipment, leasehold improvements and automobiles, net of accumulated depreciation of $		277,642
Total Assets	$	24,493,804

LIABILITIES AND COMPANY EQUITY

Liabilities:

Accounts payable and accrued liabilities	$	235,928
Discretionary bonuses payable		1,313,841
Lease liability		9,141,254
Unearned Revenue		961,165
Total Liabilities		11,652,188

Shareholders' equity:

Capital stock, $0.01 par value, 1,000 shares authorized;	
100 shares issues and outstanding	1
Additional paid-in capital	199,999
Retained earnings	12,641,616
Total Shareholders' equity	12,841,616
Total Liabilities and Shareholders' Equity	$ 24,493,804

The accompanying notes are an integral part of these financial statements.

1.   Organization and Summary of Significant Accounting Policies

Description of Business
GP Bullhound Inc. was incorporated in the State of California on December 21, 2004, as a wholly owned subsidiary of GP Bullhound Corporate Finance Ltd, a U.K. headquartered investment advisory company. GP Bullhound Holdings Ltd. is the ultimate holding company for an international group (GP Bullhound Group) that is an independent investment bank focused on the technology sector.

GP Bullhound Inc. (the Company) provides advisory services to its clients and clients of GP Bullhound Group. As a result, its revenue streams and accounts receivable at December 31, 2023 are derived from direct client work and work supporting clients of GP Bullhound Group.

The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer and is a member of the Financial Regulatory Authority, Inc. ("FINRA").

Liquidity
While the Company continues to generate revenues from its own client base, the continuing support of the Parent is anticipated, from time to time, for the future operations.

Estimates
The Company prepares its financial statements in conformity with generally accepted accounting principles. The preparation of financial statements in accordance with such principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Cash and cash equivalents
Cash equivalents include all highly liquid investments with maturity of three months or less at the date of acquisition.

Accounts receivable
Accounts receivable are stated at estimated net realizable value. Accounts receivable primarily consist of advisory services and success fee revenue billed to clients of the Company and to other companies within GP Bullhound Group. As of December 31, 2023, all accounts receivable are expected to be received.   A bad debt provision of $146,741 was recorded for the year.

Revenue Recognition
Fees and commission revenue is recorded when advisory services, success fees or retainer income have been earned. Success fees ($7,679,779) are earned at the close of a successful deal generally calculated as a percentage of the transaction value. Retainer revenue ($827,581) is recognized as earned when performance obligation identified in the engagement letter has been satisfied. Retainer fees received before year end, but not yet earned are recognized as deferred revenue at year end. The Company earned $2,748,292 from services provided to the GP Bullhound Group (see Note 7). The Company recovered $67,394 of costs incurred for services provided to clients. At December 31, 2023 the Company recorded $961,165 of deferred revenue for advisory services owed to their clients.

GP BULLHOUND INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023

1.   Organization and Summary of Significant Accounting Policies (concluded)

Concentrations

Cash
The Company maintains cash balances at one institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2023, the Company's cash balance exceeded the FDIC insured limit by $3,562,513.

Major customers
The company derived $7,708,147 (68%) of the revenue for the year ended December 31, 2023 from a success fee related to eleven clients.

Income Taxes
The Company accounts for income taxes as required by the Financial Accounting Standards Board (FASB), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement basis and the income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to years in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred income tax assets to the amounts expected to be realized.

Depreciation of Fixed Assets
Fixed assets are recorded at historical cost, net of accumulated depreciation and amortization. Leasehold improvements costing $277,642 are amortized over 5 years, which is the expected lease period. Depreciation expense for the year ended December 31, 2023 was $81,720.

2.   Shareholders' Equity

Pursuant to the Articles of Incorporation, GP Bullhound Inc. was initially capitalized by the contribution of cash from the Parent with a value of $200,000. The Corporation is authorized to issue only one class of shares, designated common stock with a par value of $0.01 per share. The total number of shares which the Corporation is authorized to use is one thousand shares. One hundred shares are issued and outstanding.

3.   Restricted Certificate of Deposit

The Company has a letter of credit for the San Francisco office, which required a cash collateral deposit of $100,000 at 2.4%, which is held as collateral as required under the operating lease. The Company also has a cash collateral deposit for $187,000 at 2.4% with a local bank, which is held as collateral as required under the operating lease for the New York office (see Note 6). Both of these assets are

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023

_____

classified as restricted certificates of deposit on the Statement of Financial Condition. At December 31, 2023, the balance of these two assets was $287,926.

4.   Income Taxes

The primary "timing" differences between taxable income and financial statement income are for differences between book and tax depreciation and in the period of deduction for California Franchise Taxes on the Federal return.

The Company files income tax returns in the U.S. and California. The Company is no longer subject to U.S. Federal or state income tax examinations by tax authorities for years before 2019.

The following is the computation of income tax expense:

Income Tax Expense	Federal	California	New York	Total
Net Preliminary Income before Income Taxes	($1,939,194)	($1,939,194)	($1,939,194)	
Less prior year FTB/NY liability		171,882		
Deductions/(Income) not allowable:				
Non-deductible portion - Meals & Ent	48,853	45,531	48,853	
Unrealized Gains	17,836	17,836	17,836	
Federal Tax Refund	(50,000)	(50,000)	(50,000)	
Penalties	1,237	1,237	1,237	
Miscellaneous	57,651	57,651	57,651	
Deferred Tax Items:				
Depreciation per tax returns	(47,571)	(52,572)	(47,571)	
Depreciation per books	81,720	81,720	81,720	
Taxable income	(1,829,469)	(1,665,910)	(1,829,469)	
Income tax thereon - current		800	1,500	
Estimated Payments	(1,116,000)	(364,048)	(301,519)	
Income Taxes Overpaid	$1,116,000	$363,248	$301,519	$1,780,767

The Company's income tax overpayments were recognized as Prepaid Expenses and Other Assets. The Deferred Income tax asset at December 31, 2023 was $927,579.

GP BULLHOUND INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023

5.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $1,159,056, which was $991,661 in excess of its required net capital of $167,395. The Company's aggregate indebtedness to net capital ratio was 2.17 to 1.

6.   Leases

The Company has two operating leases for office space in San Francisco and New York. The Company's operating lease for office space in San Francisco expires July 1, 2034. The annual base rent increases 3% annually. Rent expense during 2023 was $610,039.

The Company's operating lease for office space in New York expires July 5, 2026. The annual base rent increases by 1.5 percent annually. Rent expense during 2023 was $409,710.

The operating lease commitments for office space is as follows:

	New York	San Francisco
2024	$ 413,106	$ 836,507
2025	384,188	861,602
2026	211,743	887,450
2027		914,074
2028		941,496
2029		969,741
2030		998,833
2031		1,028,798
2032		1,059,662
2033		1,091,452
2034		553,791
Total	$ 1,009,037	$ 10,143,406

The Company implemented ASC 842 in 2019 and capitalizes the two leases using a 4% implicit rate. The balances of both the lease liabilities and the associated right-of-use assets at December 31, 2023 was $9,141,254 and $8,552,448, respectively.

GP BULLHOUND INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023

7.   Related Party Transactions

GP Bullhound Group billed the Company $2,129,979 for advisory services performed on its behalf in 2023. The Company will pay the balance subsequent to year ended December 31, 2023. The balance was offset against receivables due from GP Bullhound Group. The Company billed GP Bullhound Group $2,742,595 for advisory services performed on their behalf in 2023. The balance is recognized as accounts receivable on the Statement of Financial Condition.

8.   Subsequent Events

Management has evaluated subsequent events through the date of the report of independent registered public accounting firm on which the financial statements were available to be issued. Subsequent to the year ended December 31, 2023, the Company has not identified any material events that require disclosure or recognition.